Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2010.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or the degree of compliance with the policies or procedures, may deteriorate.

Management has used the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal controls over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors' report.

David P. Hall	Ian S. Walton
Chairman, President and	Executive Vice-President
Chief Executive Officer	and Chief Financial Officer

Vancouver, B.C., Canada
March 15, 2011

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditor's Report

To the Shareholders of Aurizon Mines Ltd.

We have completed integrated audits of Aurizon Mines Ltd.'s 2010 and 2009 financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the financial statements

We have audited the accompanying financial statements of Aurizon Mines Ltd., which comprise the balance sheets as at December 31, 2010 and December 31, 2009 and the statements of earnings, comprehensive income, shareholders' equity, and cash flow for each of the years then ended, and the related notes including a summary of significant accounting policies.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurizon Mines Ltd. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Aurizon Mines Ltd.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Aurizon Mines Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control - Integrated Framework, issued by COSO.

Chartered Accountants

March 18, 2011

Vancouver, British Columbia, Canada

Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars)	Note	2010	2009
ASSETS
Current assets
Cash and cash equivalents	4	$ 139,341	$ 113,098
Marketable securities	5	1,129	-
Accounts receivable and prepaid expenses	6	7,258	4,825
Tax credits	7	12,398	2,587
Derivative instrument assets	12a	-	5,274
Inventories	8	12,085	11,897
		172,211	137,681
Non-current assets
Other assets	9	8,100	14,551
Property, plant and equipment	10	40,841	53,691
Mineral properties	11	119,534	117,370
TOTAL ASSETS		$ 340,686	$ 323,293
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 18,904	$ 16,451
Derivative instrument liabilities	12a	-	13,885
Current portion of long-term obligations	13	756	652
Current provincial resource taxes payable	15b	-	3,752
Current portion of future income and resource tax liabilities	15c	3,389	1,275
		23,049	36,015
Non-current liabilities
Long-term obligations	13	-	705
Asset retirement obligations	14	11,532	21,816
Future income and resource tax liabilities	15c	34,488	29,120
TOTAL LIABILITIES		69,069	87,656
SHAREHOLDERS' EQUITY
Share capital
Common shares issued – 162,145,702 (2009 – 159,008,607)	16b	263,169	247,365
Contributed surplus	17	1,022	979
Stock based compensation	16c	13,799	10,178
Deficit		(6,752)	(22,885)
Accumulated other comprehensive income		379	-
TOTAL SHAREHOLDERS' EQUITY		271,617	235,637
TOTAL EQUITY AND LIABILITIES		$ 340,686	$ 323,293

The attached notes form an integral part of these financial statements.

Commitments – Notes 11 and 12;      Subsequent event – Note 22

Signed on behalf of the Board,

Andre Falzon,

David P. Hall

Director, Chairman of the Audit Committee

Director & CEO

Page | 1

Aurizon Mines Ltd.

Statements of Earnings
For the years ended December 31,

(expressed in thousands of Canadian Dollars, except for per share data)	Note	2010	2009
Revenue
Mining operations		$ 178,743	$ 175,560
Expenses
Operating		78,663	73,479
Depreciation, depletion and accretion		35,434	36,514
Administrative and general		17,177	10,851
Exploration		15,643	3,769
Derivative losses (gains)		4,402	(4,946)
Interest on long-term debt	19c	-	485
Foreign exchange (gain) loss		(1,541)	2,413
Capital taxes (recoveries)		(343)	837
Non refundable tax credits		-	(4,468)
Other income	18	(991)	(786)
		148,444	118,148
Earnings for the year before income tax		30,299	57,412
Current income and resource taxes	15a	(6,684)	(7,753)
Future income and resource taxes	15a	(7,482)	(12,953)
NET EARNINGS FOR THE YEAR		$ 16,133	$ 36,706
Weighted average number of common shares outstanding (thousands) - Basic	160,250		156,266
Earnings per share - Basic	0.10		0.23
Weighted average number of common shares outstanding (thousands) - Diluted	162,149		158,230
Earnings per share - Diluted	0.10		0.23

Statements of Comprehensive Income

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2010	2009

Net earnings for the year		$ 16,133	$ 36,706
Other comprehensive income Unrealized gains on available-for-sale marketable securities	5	379	-
COMPREHENSIVE INCOME FOR THE YEAR		$ 16,512	$ 36,706

The attached notes form an integral part of these financial statements.

Page | 2

Aurizon Mines Ltd.

Statements of Shareholders' Equity

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	2010	2009
Share capital
Balance at beginning of year	$ 247,365	$ 194,647
Share issuances for cash	9,887	50,925
Fair value of share options exercised	4,317	1,593
Mineral properties payments	1,600	200
Balance at end of year	263,169	247,365
Contributed surplus
Balance at beginning of year	979	872
Forfeitures of vested share options	43	107
Balance at end of year	1,022	979
Stock based compensation
Balance at beginning of year	10,178	9,013
Stock based compensation	8,003	2,865
Forfeitures of share options, Value of vested options transferred to contributed surplus Value of unvested options transferred to net income	(43) (22)	(107) -
Share options exercised, transferred to share capital	(4,317)	(1,593)
Balance at end of year	13,799	10,178
Deficit
Balance at beginning of year	(22,885)	(59,591)
Net earnings for the year	16,133	36,706
Balance at end of year	(6,752)	(22,885)
Accumulated other comprehensive income
Balance at beginning of year	-	-
Unrealized gains on available-for-sale marketable securities	379	-
Balance at end of year	379	-
TOTAL SHAREHOLDERS' EQUITY	$ 271,617	$ 235,637

Page | 3

Aurizon Mines Ltd.

Statements of Cash Flow
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2010	2009
Operating Activities
Net earnings for the year		$ 16,133	$ 36,706
Adjustment for non-cash items:
Depreciation, depletion and accretion		35,434	36,514
Stock based compensation	16c	7,981	2,865
Derivative gains	12a	(8,611)	(14,139)
Future income tax expense		7,482	12,953
Other		51	(25)
		58,470	74,874
Increase in non-cash working capital items	19a	(8,313)	(3,052)
Net cash provided by operating activities		50,157	71,822
Investing Activities
Mineral properties		(21,854)	(26,811)
Property, plant and equipment		(10,780)	(11,422)
Other investing activities	19b	(502)	24,174
Net cash used in investing activities		(33,136)	(14,059)
Financing Activities
Issuance of shares, net	16b	9,887	50,925
Long-term debt	13	(665)	(29,927)
Net cash provided by financing activities		9,222	20,998
NET INCREASE IN CASH AND CASH EQUIVALENTS		26,243	78,761
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		113,098	34,337
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 139,341	$ 113,098

The attached notes form an integral part of these financial statements.

Page | 4

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

1.

CORPORATE INFORMATION AND NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations, development and exploration activities in the province of Quebec, Canada.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and several early stage exploration projects.  The Company is primarily focused on the mining and development of the Casa Berardi property as well as completing a final feasibility study on the Joanna property, on which a pre-feasibility study was completed in 2009.  During 2010, the Company entered into six option/joint venture agreements with partners in the province of Quebec, whereby Aurizon will fund exploration expenditures in order to earn ownership interests in the various properties (Note 11).

The Company's performance is highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

Tabular dollar amounts are in thousands of Canadian dollars unless otherwise shown.  Reference to $US is to United States dollars.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these financial statements are explained in note 21.

b)

Principles of Consolidation

The Company had no subsidiaries as at December 31, 2010.

c)

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year, except for depreciation and depletion which are translated at historical rates.  The resulting gains and losses are included in the determination of earnings.

d)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes.  Significant areas where management's judgment is applied are in determining mineral reserves and resources, asset impairments, future income tax valuation allowances, recovery of future tax assets, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

Page | 5

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are not subject to a significant risk of changes in value.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

f)

Marketable Securities

Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss until such gains or losses are realized or until it has been determined that a decrease in market value is other than temporary. Factors that contribute to an other than temporary decline include a significant or prolonged decline in fair value below its cost, and the existence of factors such as significant adverse changes in the market and economic environments in which the investee operates.

g)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement cost.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

h)

Mineral Properties

i)

Carrying Values of Mineral Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves, net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Acquisition costs and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2(h)(ii) are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

Page | 6

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

ii)

Development Costs Relating to Mineral Properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•

There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

•

The Company can obtain the benefit and control access to it; and

•

The transaction or event giving rise to the benefit has already occurred.

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

• Geology:

There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

• Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
• Life of mine plans:

A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

• Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
• Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Page | 7

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

iii)

Exploration Properties

Acquisition costs for exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized, provided the conditions set out in Note 2(h)(ii) are met.  Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

i)     Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

j)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives.  Repairs and maintenance expenditures are charged to operations as incurred.  Depreciation of property, plant and equipment begins when assets are commissioned and put into service and is calculated as follows:

Asset category	Depreciation method
Mine site and tailings infrastructure	Unit of production
Machinery, equipment and furniture	20% declining balance
Computers and software	50% declining balance
Buildings and leasehold improvements	10% declining balance

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

k)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales when the bullion has been shipped and title has passed to the purchaser pursuant to a purchase arrangement for which collectability is reasonably assured. Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

l)

Financial Instruments

The Company's cash and cash equivalents have been classified as held-for-trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable and long-term debt are recorded at amortized cost.  Reclamation deposits have been classified as loans and receivables and are recorded at amortized cost. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, as the Company does not follow hedge accounting.

Page | 8

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company may use gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Such derivatives are marked-to-market at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to earnings.

m)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.  The Company periodically reviews the calculation of the asset retirement obligations in consideration of changes within the mineral property as well as within applicable legislation relating to mine site restoration.

n)

Government Assistance

Government assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon achieving certain operating and production parameters.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period these parameters were achieved, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

o)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers, employees, and consultants.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.  The fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

p)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company's assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the enacted or substantively enacted tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

q)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per common share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

r)

Comparatives

  Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Page | 9

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

3.

FUTURE ACCOUNTING STANDARDS

Transition to International Financial Reporting Standards

Effective January 1, 2011, Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS"), instead of current Canadian GAAP. This mandate is first applicable to interim reporting periods in 2011 and includes the requirement to present comparative financial information for the 2010 year, also based on IFRS. Accordingly, although we will first report our result under IFRS in 2011, the underlying conversion will be based on an effective transition date of January 1, 2010.

4.

CASH AND CASH EQUIVALENTS

	2010	2009
Cash	$ 53,060	$ 49,605
Short-term investments	86,281	63,493
	$ 139,341	$ 113,098

Interest earned on cash is dependent on the type of bank account it is deposited in.  Some accounts earn interest at floating rates based on daily bank deposit rates while others earn rates that fluctuate from time to time based on changes in the prime rate or bond rates.  Short-term investments are comprised of Canadian chartered banks bankers acceptances and treasury bills having maturities at the date of acquisition of less than three months, bearing interest at rates between 0.91% and 1.08% (2009 – Bankers' acceptance notes bearing interest between 0.1% and 0.22%).

5.

MARKETABLE SECURITIES

	2010				2009
	Cost	Fair value	Unrealized Gain	Cost	Fair value	Unrealized Gain
Marketable securities – available for sale	$ 750	$ 1,129	$ 379	$ -	$ -	$ -

The Company acquired marketable securities in accordance with the requirements of property agreements that were entered into during 2010 (Note 11).  Unrealized gains or losses resulting from the change in fair value of marketable securities are recorded in the comprehensive income statement as other comprehensive income.

6.

ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2010	2009
Accounts receivable	$ 3,707	$ 3,262
Prepaid expenses	3,107	1,563
Exploration advances	444	-
	$ 7,258	$ 4,825

Page | 10

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

6.

ACCOUNTS RECEIVABLE AND PREPAID EXPENSES (Continued)

In accordance with property option agreements entered into during the year (Note 11), the Company advances funds to its counterparts for the undertaking of exploration programs on the properties.  The advances are drawn down and expensed as the exploration work progresses.  As at December 31, 2010, advances totalling $0.4 million are expected to be expensed within the next twelve months (2009 – $ nil).

7.

TAX CREDITS

	2010	2009
Quebec refundable resource credits	$ -	$ 862
Quebec refundable tax credits	709	709
Non-refundable tax credits (Note 9b)	11,689	1,016
	$ 12,398	$ 2,587

8.

INVENTORIES

	2010	2009
Supplies and materials	$ 4,292	$ 3,692
Stockpile ore	162	440
Gold bullion and in-process	7,631	7,765
	$ 12,085	$ 11,897

9.

OTHER ASSETS

	2010	2009
Reclamation deposits (a)	$ 896	$ 612
Non-refundable tax credits (Note 9b)(b)	3,493	13,438
Refundable tax credits (c)	3,041	-
Workers compensation premiums (d)	340	501
Deposit on long-term hydro-electric project (e)	330	-
	$ 8,100	$ 14,551

a)   Reclamation deposits

As at December 31, 2010, the Company has invested $0.9 million (2009 – $0.6 million) in term deposits in accordance with the current financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine.  As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly.

Page | 11

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

9.

OTHER ASSETS (Continued)

b)   Non-refundable tax credits

Non-refundable tax credits arise from certain eligible grassroots exploration expenditures.  As at December 31, 2010, the Company has accrued a total of $15.2 million (2009 - $14.4 million) in respect of non- refundable tax credits (Note 15e) which may be used to reduce future capital and income taxes.  Based on assertions and estimates deriving from the Company's long-term mining plan and cash-flow models, the Company expects that there will be sufficient future taxable earnings against which these credits can be applied.  The portion of these tax credits expected to be utilized within one year is $11.7 million (2009 - $1.0 million) (Note 7), representing the 2011 estimated tax income and Quebec capital tax expenses. The remaining portion of $3.5 million is expected to be utilized in years subsequent to 2011.

c)   Refundable tax credits

The Company has accrued $3.0 million of refundable tax credits relating to admissible exploration expenditures incurred in 2010 (2009 – nil).

d)   Workers compensation premiums

In 2008, the Company began participating in a retrospective workers compensation premiums program in which annual workers compensation premiums are retrospectively adjusted based on the Company's overall safety records and history of incident claims.  As at December 31, 2010, the Company has accrued a receivable totalling $0.3 million, based on the estimated refunds relating to the premiums paid for the years ended December 31, 2010, 2009 and 2008.

e)   Deposit on long-term power supply project

As at December 31, 2010, the Company has prepaid $0.3 million (2009 – nil) to Hydro Quebec in respect of preliminary studies relating to the installation of power lines to the Company's Joanna Gold Project.

10.

PROPERTY, PLANT AND EQUIPMENT

	2010			2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mine site and tailings infrastructure	$ 41,690	($ 24,289)	$ 17,401	$ 49,241	($ 16,735)	$ 32,506
Machinery and equipment	38,583	(16,160)	22,423	31,843	(11,804)	20,039
Buildings and leasehold improvements	1,266	(874)	393	1,219	(843)	376
Office equipment and furniture	530	(416)	113	529	(388)	141
Computers and software	2,153	(1,642)	511	1,891	(1,262)	629
	$ 84,222	($ 43,381)	$ 40,841	$ 84,723	($ 31,032)	$ 53,691

Page | 12

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES

	2010	2009
Producing mining property
Casa Berardi, Quebec
Cost	$ 211,316	$ 188,837
Accumulated depletion	(95,978)	(73,829)
115,338		115,008
Exploration properties
Joanna, Quebec	3,866	2,287
Kipawa, Quebec	75	75
Rex South, Quebec	150	-
Duverny, Quebec	65	-
Patris, Quebec	40	-
	4,196	2,362
	$ 119,534	$ 117,370

a)    Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

On August 30, 2007, the Company entered into a joint venture option agreement (the "Option Agreement") with Lake Shore Gold Corp. ("Lake Shore") whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the "Casa Berardi Exploration Property").  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $0.6 million in the first year.  The commitment for the first year has been fulfilled.  Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon's 100% owned Casa Berardi milling facility.

During 2010, $10.7 million (2009 - $10.9 million) of costs related to converting mineral resources to reserves were capitalized. As at December 31, 2010, $49.8 million of these costs have been capitalized to Casa Berardi mineral property costs.

b)

Joanna Property

The Company holds a 100% interest in the Joanna Gold Project in the Abitibi region of Quebec.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in the Feifer claims block of the Joanna Property.  An advance royalty of $0.5 million is payable upon completion of the final feasibility study.

Page | 13

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES (Continued)

c)

Joanna Property (Continued)

The Company has earned, subject to a 1% net smelter royalty, a 100% interest in two mineral claims located within the existing boundary of the Joanna property.  Advance royalties are payable at certain milestones including $0.7 million at feasibility and $0.8 million upon achieving commercial production.   In addition, a net smelter royalty of 1.5% is payable on the 75% interest acquired from Vantex Resources Ltd.  The Company has an option to buy back 50% of the 1.5% royalty at any time at a cost of $0.5 million.

During 2010, the Company made the final payment of Aurizon shares having an aggregate market value of $1.6 million thereby completing the earn-in requirements relating to a property option agreement with Alexandria Minerals Corporation ("Alexandria").  Aurizon now holds an undivided 100% interest in nineteen mineral claims adjacent to the Feifer claims property, subject to an existing 2% net smelter royalty.  One half of the net smelter return royalty may be purchased at any time for $2.0 million.

c)

Kipawa Property

The Company has acquired mineral claims in Quebec by staking at a cost of $0.1 million.

d)

Duverny Property

In March 2010, the Company signed a letter of intent whereby Aurizon has agreed to purchase 14 mineral claims in the Duverny County in the Abitibi region of north-western Quebec. Aurizon may acquire 100% ownership of the claims by making cash payments totalling $100,000 by the second anniversary of the agreement.  As at December 31, 2010, the Company has made cash payments of $40,000 in respect of the Duverny property, and has acquired minerals claims adjacent to the property by staking at a cost of $25,000.

e)

Fayolle Property

In May 2010, the Company entered into an option and joint venture agreement with Typhoon Exploration Inc., ("Typhoon") whereby Aurizon may earn a 50% interest in Typhoon's Fayolle property in the Abitibi region of Quebec.  The 50% interest, subject to an underlying 2% net smelter royalty, may be earned by incurring expenditures of $10 million over four years, of which $3.5 million is a firm commitment to be spent over the first two years.  The Company may earn an additional 15% interest on the project by either delivering a bankable feasibility study, or spending an additional $15 million on the project.  During the course of the initial four year term, the Company has the right to subscribe for common shares of Typhoon of up to $0.5 million on each anniversary of the option agreement, for a total investment of $2 million.  The first two subscriptions totalling $1 million are firm commitments and are required in order for the Company to earn the initial 50% interest. The first subscription totalling $0.5 million was completed in June 2010 and consisted of 609,756 shares at a unit price of $0.82 per share.

As at December 31, 2010, the Company has advanced $1.8 million to Typhoon for exploration expenditures, of which $1.6 million has been charged to earnings.

f)

Rex South Property

In May 2010, the Company entered into an agreement with Azimut Exploration Inc. ("Azimut"), under which the Company may earn an initial 50% in Azimut's Rex South Property situated in northern Quebec. The 50% interest may be earned by making an initial cash payment of $150,000 upon signing and making further cash payments for an aggregate of $580,000 over the first four years.  Minimum work expenditures totalling $1 million during the first year and further expenditures for an aggregate of $5 million over the next five years are required to earn the initial 50% interest.  An additional 15% interest may be earned by: (i) making additional cash payments of $70,000 per year over five years for an aggregate of $350,000, (ii) incurring a minimum of $700,000 of work expenditures per year over a five year period for an aggregate of $3.5 million, (iii) and delivering a bankable feasibility study.

Page | 14

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES (Continued)

As at December 31, 2010, the Company has made the initial cash payment of $150,000 and has incurred $1.6 million of exploration costs.

g)

Marban Property

In July 2010, the Company entered into an option and joint venture agreement with Niogold Mining Corporation ("Niogold") with respect to the Marban property, located in the Malartic gold camp in the Abitibi region, Quebec.  Pursuant to the agreement, Aurizon may earn a 50% interest in the Marban property, subject to underlying royalties, by: (i) incurring expenditures of $20 million over three years, of which $5 million is a firm commitment to be spent in the first year; (ii) completing an updated NI 43-101 compliant mineral resource estimate; and (iii) making a resource payment equal to the sum of $30 (or $40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the measured and indicated resource categories plus $20 (or $30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the inferred resource category, based on the updated resource estimate. Aurizon may earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study.  Moreover, Aurizon may earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.  Niogold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

As at December 31, 2010, the Company has made advances to Niogold totalling $1.4 million for exploration expenditures, of which $1.2 million has been charged to earnings.

h)

Opinaca Property

In September 2010, Aurizon entered into an agreement with Azimut Exploration Inc. ("Azimut") and Everton Resources Inc. ("Everton"), whereby Aurizon may acquire up to an undivided 60% ownership interest in the Opinaca property located in the James Bay area, 350 kilometres north of Matagami, Quebec. The Opinaca property is owned by Azimut and Everton as to an undivided 50% interest each.  Aurizon may earn a 50% interest in the project by making cash payments totalling $0.6 million and incurring expenditures of $6 million over four years, including 5,000 metres of drilling by the second anniversary. After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 10%, for a total interest of 60%, by making cash payments totalling $0.3 million over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study on or before the fourth anniversary. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable in Aurizon common shares (50% to Azimut, 50% to Everton), subject to regulatory approval.

As at December 31, 2010, the Company has incurred a total of $0.1 in exploration expenditures on the Opinaca property.

i)

Wildcat Property

In September 2010, Aurizon entered into an agreement with Everton Resources Inc., ("Everton"), whereby Aurizon may acquire up to a 65% interest in Everton's Wildcat property located in the James Bay region, 350 kilometres north of Matagami, Quebec. The Wildcat property is 100% owned by Everton. Aurizon may earn a 50% interest in the project by incurring expenditures of $3.25 million over four years, including 3,000 metres of drilling within two years.  In addition, the agreement required Aurizon to subscribe for a private placement of 1,000,000 units of Everton at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant, exercisable to acquire one additional common share at $0.40 per share for a term of two years.

Page | 15

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

11.

MINERAL PROPERTIES (Continued)

j)

Wildcat Property (Continued)

After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 15%, for a total interest of 65%, by making cash payments totalling $300,000 over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study by the end of the fourth anniversary of the election date. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable to Everton in Aurizon common shares, subject to regulatory approval.

As at December 31, 2010, the Company has incurred a total of $0.1 in exploration expenditures on the Opinaca property, and has subscribed to 1,000,000 Everton common shares at a cost of $250,000.

k)

Midland Property

In December 2010, the Company entered into an agreement with Midland Exploration Inc. ("Midland"), under which the Company would be entitled to earn an initial 50% in Midland's Patris Property situated in the Abitibi region of Quebec.  The 50% interest may be earned by making an initial cash payment of $40,000 upon signing and making further cash payments for an aggregate of $230,000 over the next four years.  Minimum work expenditures totalling $0.6 million during the first year and further expenditures for an aggregate of $3 million over the next four years are required to earn the initial 50% interest.  An additional 10% interest may be earned by delivering a pre-feasibility study on the property within a four-year period during which it will make annual cash payments of $80,000 and complete 40,000 metres of drilling.

During 2010, the Company made the initial cash payment of $40,000 to Midland.

l)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  The Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.  During 2010, the Company received royalties totalling $0.3 million in respect of the Beaufor mine (2009: $0.3 million).

12.           COMMITMENTS

a)

Derivative Positions

In September 2010, the Company delivered into the final gold and currency contracts that were required by the syndicate of lenders in conjunction with the financing of the Casa Berardi project.  At as December 31, 2010, the Company's gold and currency derivative positions are nil.  As a result of the gold and currency contracts unwinding in 2010, the Company has recognized derivative gains of $8.6 million during the year (2009: $14.1 million).  As at December 31, 2009, the mark-to-market liability of the gold derivative positions totaled $9.7 million, and the currency derivative positions had a mark-to-market gain of $1.1 million, for a net derivative liability of $8.6 million.

Page | 16

Aurizon Mines Ltd.

Notes to Financial Statements

 For the years ended December 31, 2010 and 2009

12.           COMMITMENTS (Continued)

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan.  In 2010, a total of $0.4 million (2009 - $0.3 million) was charged to earnings in respect of this incentive plan.

The Company also has an employee incentive plan for the discovery of other mineral deposits.  Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan.  Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid.  During 2010, no amount in respect of the Joanna project was charged to earnings (2009: $0.1 million).

c)    Contractual Obligations and Commitments

      The Company's significant contractual obligations and commitments are as follows:

(all figures undiscounted)	Note	Total	Due in Less Than 1 Year	Due 1 -3 Years	Due 3 -5 Years	Due in More Than 5 Years
Environmental and reclamation	14	$ 19,002	$ 419	$ 4,371	$ 2,902	$ 11,310
Mineral properties commitments	11	6,388	6,388	-	-	-
Head office operating lease		1,052	231	505	316	-
Reimbursable government assistance	13b	773	773	-	-	-
Equipment purchase commitments		510	510	-	-	-
Hydro Quebec – distribution line		327	327	-	-	-
Total contractual obligations		$ 28,052	$ 8,648	$ 4,876	$ 3,218	$ 11,310

13.

LONG-TERM OBLIGATIONS

a)    Long-term Obligations

	2010	2009
Capital lease obligation	$ -	$ 66
Reimbursable government assistance	756	1,291
	$ 756	1,357
Less current portions:
Capital lease obligation	-	(66)
Reimbursable government assistance	(756)	(586)
	(756)	(652)
Long-term obligations	$ -	$ 705

Page | 17

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

b)

Government Assistance

The Company has previously received government assistance totalling $2.0 million that became repayable when production consistently achieved planned levels at Casa Berardi.  In May 2009, the Company repaid $0.6 million, which represented the first tranche of 30% due within two years of achieving the planned production levels.  In May 2010, the Company repaid $0.6 million, which represented the second tranche of 30% due within three years of achieving the planned production levels.  As at December 31, 2010, repayment of the third and final tranche of 40% of the assistance, totalling $0.8 million, is due within the next 12 months.

In 2010, the fair value of the government assistance totalling $0.8 million was recorded as a current liability (Note 13(a)).  The effective interest rate used to calculate the fair value of this obligation is 7.25%.  No direct government assistance has been received by the Company in the past ten years.

c)

Project Debt Facility

In accordance with the provisions in the credit agreement relating to the debt facility the Company secured in 2006 for the construction of Casa Berardi, the Company elected to repay the loan facility in full during 2009, resulting in principal repayments of $29.3 million.

14.

ASSET RETIREMENT OBLIGATIONS

	2010	2009
Asset retirement obligations – beginning of year	$ 21,816	$ 20,905
Change in obligations during the year	(11,319)	-
Accretion expense	1,035	911
Asset retirement obligations – end of year	$ 11,532	$ 21,816

Asset retirement obligations (AROs) result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e. ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, revegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, floatation tanks, etc.), buildings and other infrastructure.

Asset retirement obligations have decreased to $11.5 million as at December 31, 2010, compared to $21.8 million at the end of 2009.  The decrease is due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company's updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations.

Page | 18

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

14.

ASSET RETIREMENT OBLIGATIONS (Continued)

The fair value of AROs are estimated using a present value technique that is based on existing laws, contracts or other policies and current technology and conditions. The estimates or assumptions required to calculate the fair value of AROs include, among other items, abandonment and reclamation amounts, inflation rates, credit-adjusted risk free rates and timing of retirement of assets. The following significant assumptions were made for the purpose of estimating the AROs:

Assumption	2010	2009
Undiscounted reclamation costs	$19,002	$30,509
Credit adjusted risk free rate	4.7%	4.7%
Inflation rate	2.0%	2.0%
Average years to reclamation	9	10

AROs are considered critical accounting estimates for the Company. There are significant uncertainties related to AROs and the impact on the financial statements could be material. The eventual timing of and costs for these AROs could differ from current estimates. The main factors that can cause expected cash flows to change are:

•

Changes to laws and legislation

•

Construction of new facilities

•

Changes in the quality of water that affect the extent of water treatment required

•

Change in the reserve estimate and the resulting amendment to the life of the mine, and

•

Changes in technology

In general, as the life of a mine ends, the expected cash flows become more reliable; however the estimate of an ARO at the beginning of the mine life is generally more subjective. Any future changes to the estimated or actual costs for reclamation and mine closure and for the removal and/or demolition of mine and processing equipment, buildings and other infrastructure, could have a material and adverse effect of the Company's future operating results.

As at December 31, 2010, $0.9 million (2009 - $0.6 million) has been invested in restricted deposits for future site reclamation obligations at Casa Berardi (Note 9). The Company has not strictly reserved additional cash or assets for the purpose of settling AROs. As a result, at the time of closure and restoration of the mine sites, the Company will have a significant cash outlay that may affect its ability to satisfy its debt and other contractual obligations. The costs associated with AROs may be significant and the Company may not have sufficient or available resources to fund the costs.

Summary Contractual Obligations Table

The following represents the ARO obligations – on an undiscounted basis:

	2011	2012	2013	2014	Thereafter	TOTAL
AROs	$419	$1,242	$3,129	$2,902	$11,310	$19,002

Page | 19

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

15.

INCOME TAXES

a)   The provision for income and resource taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2010	2009
Earnings before income taxes	$ 30,299	$ 57,412
Combined Federal and Provincial rates	29.90%	30.90%
Income taxes at combined Federal and Provincial rates	9,060	17,740

Increase (decrease) resulting from:
Quebec resource taxes	(1,557)	(2,396)
Change in valuation allowance	-	(1,899)
Effect of change in Federal tax rates	(1,627)	(1,429)
Non-deductible costs	2,553	900
Other	(783)	-
Income tax expense	$ 7,646	$ 12,916
Comprising:
Current income tax expense	$ 1,478	$ -
Future income tax expense	6,168	12,916
Income tax expense	$ 7,646	$ 12,916

In addition to federal and provincial income taxes, Quebec mining resource taxes are payable at a tax rate of 12% on Quebec mining income.  On a combined basis, the current and future income and resource tax expense is represented in the statements of earnings as follows:

	2010	2009
Current income tax expense	$ 1,478	$ -
Current resource tax expense	5,206	7,753
Current income and resource taxes	$ 6,684	$ 7,753

	2010	2009
Future income tax expense	$ 6,168	$ 12,916
Future resource tax expense	1,314	37
Future income and resource taxes	$ 7,482	$ 12,953

Page | 20

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

15.

INCOME TAXES (Continued)

b)   Current taxes payable

Quebec mining resource tax installments made in 2010 exceeded the liability by $0.6 million which will be applied to 2011 installments.  As a result, nil was payable as at December 31, 2010 (2009: $3.75 million).

c)   Future income and resource tax liabilities

      Temporary differences giving rise to future income and resource tax assets and liabilities:

	2010	2009
Future income and resource tax assets
Asset retirement obligations	$ 4,114	$ 5,868
Unrealized derivative losses	-	4,152
Other	208	386
Non-capital losses	-	52
	4,322	10,458
Future income and resource tax liabilities
Unrealized derivative gains	-	1,577
Mineral properties	28,970	17,559
Property, plant and equipment	6,694	4,396
Refundable tax credits	1,016	-
Non-refundable tax credits	5,481	4,031
Other	38	198
	42,199	27,761
Net future income and resource tax liabilities	37,877	17,303
Less:
Current portion of federal and provincial future income tax liabilities	(3,389)	(1,275)
Non-current future income and resource tax liabilities	$ 34,488	$ 29,120

d)     Non-refundable tax credits

The Company has $15.2 million of non-refundable tax credits (Note 9b), consisting of $8.1 million of Quebec non refundable tax credits which may be carried forward from 2013 to 2017 before expiring, and $7.1 million of federal non-refundable tax credits which may be carried forward from 2016 to 2030.

Page | 21

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

16.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000's)
December 31, 2008	148,068	$ 194,647
Exercise of stock options	1,177	3,597
Fair value of stock options exercised	-	1,593
Mineral property payments	54	200
Bought deal financing	9,709	47,328
December 31, 2009	159,008	247,365
Exercise of stock options	2,923	9,887
Fair value of stock options exercised	-	4,317
Mineral property payments	214	1,600
December 31, 2010	162,145	$ 263,169

During 2010, the Company received $9.9 million from the exercise of incentive stock options (2009: $3.6 million).  In addition, the Company issued 213,845 common shares valued at $1.6 million to Alexandria Minerals Corporation, in accordance with a property option agreement relating to the Company's Joanna project (note 11(b)).  On April 29, 2009, the Company closed a bought deal equity financing whereby the Company issued a total of 9,708,800 common shares at a purchase price of $5.15 per share, for gross proceeds of $50 million.  Net proceeds of the financing after underwriters' commissions and related costs totalled $47.3 million.

c)

Incentive Stock Options

The Company maintains an incentive stock option plan ("the Plan") covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant; others vest over a three year period, of which 25% vest immediately.  The maximum number of options available to be granted under the Plan may not at any time exceed 7% of the issued and outstanding shares of the Company.  As at December 31, 2010, the maximum number of shares available to be granted under the Plan was 11.4 million shares (granted: 9.7 million).

Page | 22

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

16.

SHARE CAPITAL (Continued)

The status of stock options granted to employees and directors as at December 31, 2010 and 2009 and the changes during the years ended on those dates is presented below:

	Year ended December 31, 2010		Year ended December 31, 2009
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
	(000's)		(000's)
Outstanding at beginning of year	7,949	$3.75	8,518	$3.51
Granted	4,695	6.21	730	5.46
Exercised	(2,923)	3.38	(1,177)	3.06
Expired or forfeited	(51)	4.13	(122)	4.42
Outstanding at end of year	9,670	$5.05	7,949	$3.75
Vested and exercisable at the end of the year	5,913	$4.50	5,766	$3.60

A summary of information about the incentive stock options outstanding at December 31, 2010 is as follows:

Exercise prices	Number outstanding (000's)	Weighted-average remaining contractual life	Weighted-average exercise price
$2.00 - $2.99	1,599	2.3 years	$2.82
$3.00 - $3.99	857	1.6 years	$3.81
$4.00 - $4.99	3,115	3.0 years	$4.57
$5.00 - $5.99	1,480	3.1 years	$5.15
$6.00 - $6.99	334	3.6 years	$6.08
$7.00 - $7.59	2,285	4.9 years	$7.52
	9,670	3.3 years	$5.05

During 2010, incentive stock options were granted to officers and employees to purchase up to 4,695,000 shares at a weighted average exercise price of $6.21 per share.  The weighted average fair value of the options granted was estimated as $2.82 per share option using the Black-Scholes option-pricing model.  The total stock based compensation cost associated with these grants is $13.3 million, of which $4.5 million was expensed immediately based on the options that vested immediately on the grant dates.  The remaining cost of $8.8 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In addition to the stock based compensation charges totalling $4.5 million (2009 - $0.7 million) relating to options granted during the year that vested immediately on the grant dates as detailed above, additional stock based compensation charges totalling $3.5 million (2009 - $2.2 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations.  The total aggregate stock based compensation charge for the current year is $8.0 million (2009 - $2.9 million).

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

16.

SHARE CAPITAL (Continued)

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2010	2009
Expected volatility	63%	62%
Risk-free interest rate	1.96%	2.02%
Expected lives	3.3 Years	3.8 Years
Dividend yield	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The stock based compensation expense and changes in stock based compensation equity for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009

Stock based compensation expense	$ 7,981	$ 2,865
Stock based compensation – Equity
Beginning of year	$ 10,178	$ 9,013
Stock based compensation expense	7,981	2,865
Exercise of stock options	(4,317)	(1,593)
Forfeited stock options	(43)	(107)
End of year	$ 13,799	$ 10,178

As at December 31, 2010, there are 1.7 million stock options available for granting (2009 – 3.2 million) in accordance with the provisions in the Company's stock option plan.

17.

CONTRIBUTED SURPLUS

	2010	2009
Contributed surplus – beginning of year	$ 979	$ 872
Forfeited stock options	43	107
Contributed surplus – end of year	$ 1,022	$ 979

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Aurizon Mines Ltd.

 Notes to Financial Statements

For the years ended December 31, 2010 and 2009

18.

OTHER INCOME

	2010	2009
Royalty income (Note 11(l))	$ 346	$ 288
Loss on disposal of property, plant and equipment	(74)	-
Interest income	719	498
Other income	$ 991	$ 786

19.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	2010	2009
Accounts receivable and prepaid expenses	($ 2,851)	($ 406)
Accounts payable and accrued liabilities	3,484	1,384
Current provincial resource taxes payable	(3,752)	2,450
Advances	(444)	-
Gold inventory	158	(1,103)
Supplies inventory	(239)	(694)
Refundable tax credits	(3,041)	(709)
Non refundable tax credits	(1,862)	(4,793)
Capital taxes	253
Current income tax expense	1,478	-
Prior year refundable and non-refundable tax credits	265	819
Adjustment to workers' compensation receivable	300	-
Decrease in non-cash working capital items	($ 8,313)	($ 3,052)

b)

Other investing activities

	2010	2009
Reclamation deposits	($ 284)	($ 221)
Marketable securities	(750)	-
Provincial resource tax refund	862	-
Project deposit – Hydro Quebec	(330)	-
Refundable tax credits	-	5,790
Derivative instruments	-	(2,620)
Restricted cash proceeds	-	21,225
Total of Other investing activities	($ 502)	$ 24,174

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

19.

CASH FLOW INFORMATION (Continued)

c)

Other information

	2010	2009

Interest paid	$ -	$ 542
Non refundable tax credits applied to interest expense	-	(57)
Interest expense net of non refundable tax credits	-	$ 485

Non-cash items:
Fair value of shares issued for mineral properties	$ 1,600	$ 200

20.

FINANCIAL INSTRUMENTS

a)    Fair value and categories of financial instruments

The Company's financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash and cash equivalents, derivative instruments	Held-for-trading	Measured at fair value at each balance sheet date with changes in value in net earnings in the period in which the changes occur.
Marketable securities	Available-for-sale	Measured at fair value at each balance sheet date with changes in value in other comprehensive income in the period in which the changes occur.
Accounts receivable and reclamation deposits	Loans and receivables

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The Company accrues interest income/expense over the life of the instrument.

Accounts payable and accrued liabilities Long-term obligations	Other financial liabilities

The carrying values of accounts receivable, accounts payable, and the current portion of long-term obligations approximate fair value due to the short periods until settlement.

Financial instruments are classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values.  The three levels of the hierarchy are as follows:

o

 Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities;

o

 Level 2:

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

o

 Level 3:

Inputs that are not based on observable market data.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.

FINANCIAL INSTRUMENTS (continued)

The carrying values, fair market values, and fair value hierarchy classification of the Company's financial instruments as at December 31, 2010 are as follows:

	Held for trading	Available-for-sale	Loans and receivables	Fair value hierarchy level
Financial assets
Cash, cash equivalents	$139,341	$ -	$ -	Level 2
Marketable securities	-	1,129		Level 1
Reclamation deposits	-	-	896	Level 2
	$139,341	$ 1,129	$ 896

b)  Capital management

The Company's capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Capital management consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of equity components consisting of capital stock, stock based compensation and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or enter into new debt arrangements.

The Company is not currently subject to any externally imposed requirements on its shareholders' equity and during the year ended December 31, 2010, there has been no change in the overall capital management strategy employed by the Company.  Subsequent to December 31, 2010, the Company established a $50 million revolving credit facility with an initial term of 3 years (note 22).

c)   Interest rate risk

The Company's cash and cash equivalents bear interest at fixed rates and have maturities as described in Note 4.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.

Based on the interest rates in effect on all cash and cash equivalents balances as at December 31, 2010, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $1.2 million (2009: $0.2 million) over the next twelve months.  An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $1.3 million (2009: $1.1 million) over the next twelve months.  The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2010.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

20.

FINANCIAL INSTRUMENTS (continued)

d)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.  Financial instruments that are potentially exposed to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company mitigates credit risk by investing its cash and cash equivalents with Schedule I banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  As at Dec 31, 2010, approximately 69% of the Company's cash and cash equivalents are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

The Company sells gold and silver via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

e)   Foreign currency risk

The Company's revenues are received in United States dollars (USD), and as such, is subject to foreign currency risk which increases or decreases based on the currency exchange rate between the USD and the Canadian dollar.  The Company may, from time to time, enter into short-term currency forward contracts to benefit from a guaranteed exchange rate on certain portions of its revenue.

As at December 31, 2010, the Company is exposed to foreign currency risk with respect to the following assets:

In thousands of U.S. dollars	2010	2009
Cash	$ 10,329	$ 9,912

Based on the above exposure as at December 31, 2010, and assuming all other variables remain constant, an appreciation or depreciation of 10% of the Canadian dollar against the U.S. dollar would result in a gain or loss of $1.0 million in the Company's net earnings before taxes.

f)  Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has established a liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate working capital, obtaining borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

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Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company's balance sheets and statements of earnings and deficit are summarized as follows:

a)   Balance Sheets

	2010				2009
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Current assets
Cash and cash equivalents	$139,341		$139,341	$ 113,098		$ 113,098
Marketable securities	1,129		1,129	-		-
Accounts receivable and prepaid expenses	7,258		7,258	4,825		4,825
Tax credits receivable	12,398		12,398	2,587		2,587
Derivative instrument assets	-		-	5,274		5,274
Inventories (d)	12,085	(243)	11,842	11,897	(236)	11,661
	172,211	(243)	171,968	137,681	(236)	137,445
Non-current assets
Other assets	8,100		8,100	14,551		14,551
Property, plant and equipment	40,841		40,841	53,691		53,691
Mineral properties (d)	119,534	(5,423)	114,111	117,370	(6,749)	110,621
Total assets	$ 340,686	($ 5,423)	$ 335,020	$ 323,293	($ 6,749)	$ 316,308
Current liabilities
Accounts payable and accrued liabilities	$ 18,904		$ 18,904	$ 16,451		$ 16,451
Derivative instrument liabilities	-		-	13,885		13,885
Current portion of long term obligations	756		756	652		652
Current provincial resource taxes payable	-		-	3,752		3,752
Current portion of future income and resource taxes	3,389		3,389	1,275		1,275
	23,049		19,940	36,015		36,015
Non-current liabilities
Long-term obligations	-		-	705		705
Asset retirement obligations	11,532		11,532	21,816		21,816
Future income and resource taxes (d)	34,488	(846)	33,642	29,120	(1,079)	28,041
Total liabilities	69,069	(846)	68,244	87,656	(1,079)	86,577

Share capital (f)	263,169	3,590	266,759	247,365	3,590	250,955
Contributed surplus	1,022	288	1,310	979	288	1,267
Stock based compensation	13,799		13,799	10,178		10,178
Deficit	(6,752)	(8,719)	(15,471)	(22,885)	(9,784)	(32,669)
Accumulated other comprehensive income	379		379
Total shareholders' equity	271,617	(4,841)	266,776	235,637	(5,906)	229,731
Total liabilities & shareholders' equity	$ 340,686	($ 5,687)	$ 335,020	$ 323,293	($ 6,985)	$ 316,308

Page | 29

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES   (continued)

b)

Statements of Earnings and Deficit

	2010	2009

Net earnings for the year - under Canadian GAAP	$ 16,133	$ 36,706
Depletion and depreciation (d)	1,384	1,750
Government assistance (e)	(65)	(101)
Amortization of deferred finance costs (g)	-	(1,067)
Future income tax expense (d)	(254)	(222)
Net earnings for the year – under U.S. GAAP	$ 17,198	$ 37,066
Deficit - under U.S. GAAP – Beginning of Year	(32,669)	(69,735)
Deficit – under U.S. GAAP – End of Year	$ (15,471)	$ (32,669)
Basic and diluted earnings per common share - under U.S. GAAP	0.11	0.24

c)

Statements of Cash Flow

	2010	2009

Cash flow from operating activities – under Canadian and U.S. GAAP	$ 51,188	$ 71,822
Cash flow from investing activities – under Canadian and U.S. GAAP	(34,167)	(14,059)
Cash flow from financing activities – under Canadian and U.S. GAAP	9,222	20,998
Net increase in cash and cash equivalents	$ 26,243	$ 78,761

d)

Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2h.  For U.S. GAAP purposes, exploration costs are expensed as incurred.  As at December 31, 2010, mineral properties under Canadian GAAP include $5.4 million (2009: $6.7 million) of capitalized exploration, net of amortization, that is expensed under U.S. GAAP.   These differences result in a $1.4 million reduction of depletion and depreciation expense in 2010 (2009 - $1.75 million) and a $0.25 million increase in future income tax expense in 2010 (2009 - $0.2 million) under U.S. GAAP.

Page | 30

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2010 and 2009

21.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

e)

Government Assistance

Prior to 2000, the Company received government assistance totalling $2.0 million that was only repayable in the event Casa Berardi achieved commercial production.  Under Canadian GAAP, the fair value of the debt was recognized in 2008 resulting in an increase in the carrying value of mineral properties because the original funding and related exploration expenditures were capitalized to mineral properties.  The fair value of the debt was established at $1.6 million and is being accreted over the term of the debt facility.  In each of May 2010 and May 2009, the Company reimbursed $0.6 million to the lender, for total reimbursements of $1.2 million, and as at December 31, 2010, the estimated fair value of the debt was $0.8 million (2009 - $1.3 million).  During the year, accretion charges of $65 thousand (2009: $0.1 million) were added to mineral properties.

Under U.S. GAAP, the original receipt of the government assistance was credited to operations since exploration costs are expensed as incurred and accordingly, the recognition of the fair value of the liability was recorded as a $1.6 million charge to operations in 2008.   During 2010, accretion charges of $65 thousand (2009: $0.1 million) were charged to operations.

f)

Flow-through shares

The Company issued by way of private placements 5.5 million flow-through common shares at $2.75 per share in 2006 and 10.6 million flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $0.8 million, and $4.3 million respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, "Accounting for Income Taxes", the proceeds are allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3.5 million, $4.5 million and $2.1 million for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow-through share financings for which the costs were renounced.

g)

Deferred Finance Costs

 Under Canadian GAAP, the adoption of CICA Handbook Section 3855 in 2007 resulted in unamortized deferred finance costs totalling $2.3 million being charged to deficit.  Under U.S. GAAP, deferred finance costs incurred prior to commercial production are capitalized and carried against the value of the loan instrument and accreted over the life of the debt.  During 2009, the Company repaid in full the project debt facility, and accordingly, the remaining unamortized deferred finance costs of $1.1 million were fully amortized.

h)

Adoption of International Financial Reporting Standards

On January 1, 2011, the Company will transition from the current Canadian generally accepted accounting standards to International Financial Reporting Standards ("IFRS").  As a result of this change, new US GAAP pronouncements effective from year 2011 onwards will have no impact on our financial statements.

22.

SUBSEQUENT EVENT

a)  Revolving credit facility

On January 31, 2011, the Company established a US$50 million revolving credit facility with the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.   The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon.  Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes.  There are no hedging requirements under the terms of the credit facility. The credit facility documentation has been negotiated on normal commercial and customary terms for such finance arrangements.

Page | 31